Page 1 of 9 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)1

                        OraPharma, Inc.
-----------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock
-----------------------------------------------------------------
                         (Title of Class of Securities)

                         68554E 10 6
-----------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
-----------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)



--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No. 68554E 10 6                                          Page 2 of 9 Pages


1)   Name of Reporting Person              Domain Partners
     I.R.S. Identification                 IV, L.P.
     No. of Above Person
     (Entities Only)
-----------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                                Delaware
     of Organization

Number of                             5)   Sole Voting   1,033,510 shares
Shares Beneficially                         Power        of Common Stock
Owned by Each                                            (including shares
Reporting Person                                         issuable upon
With                                                     exercise of
                                                         warrants)
                                      -------------------------------------
                                      6)   Shared Voting
                                            Power                 -0-

                                      7)   Sole Disposi- 1,033,510 shares
                                           tive Power    of Common Stock
                                                         (including shares
                                                         issuable upon
                                                         exercise of
                                                         warrants)
                                      --------------------------------------
                                      8)   Shared Dis-
                                            positive Power        -0-


9)   Aggregate Amount Beneficially                       1,033,510 shares
     Owned by Each Reporting person                      of Common Stock
                                                         (including shares
                                                         issuable upon
                                                         exercise of
                                                         warrants)
-------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
-------------------------------------------------------------------
11)  Percent of Class
     Represented by                                      7.6%
     Amount in Row (9)
-------------------------------------------------------------------
12)  Type of Reporting
     Person                                                    PN

CUSIP No. 68554E 10 6                                         Page 3 of 9 Pages


1)   Name of Reporting Person              Domain Partners
     I.R.S. Identification                 IV, L.P.
     No. of Above Person
     (Entities Only)
-----------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Citizenship or Place                   Delaware
     of Organization

Number of                                  5)   Sole Voting    24,766 shares
Shares Beneficially                              Power         of Common Stock
Owned by Each                                                  (including shares
Reporting Person                                               issuable upon
With                                                           exercise of
                                                               warrants)
                                           -------------------------------------
                                           6)   Shared Voting
                                                 Power            -0-
                                           -------------------------------------
                                           7)  Sole Disposi-   24,766 shares
                                                tive Power     of Common Stock
                                                               (including shares
                                                               issuable upon
                                                               exercise of
                                                               warrants)
                                           ------------------------------------
                                           8)   Shared Dis-
                                                 positive Power   -0-


9)   Aggregate Amount Beneficially                             24,766 shares
       Owned by Each Reporting person                          of Common Stock
                                                              (including shares
                                                               issuable upon
                                                               exercise of
                                                               warrants)
-------------------------------------------------------------------
10)  Check if the Aggregate
       Amount in Row (9)
       Excludes Certain Shares
-------------------------------------------------------------------
11)    Percent of Class
       Represented by                                    0.2%
       Amount in Row (9)

12)    Type of Reporting
       Person                                                     PN

CUSIP No. 68554E 10 6                                          Page 4 of 9 Pages

-------------------------------------------------------------------
1)   Name of Reporting Person                 Domain Associates,
     I.R.S. Identification                   L.L.C.
     No. of Above Person
     (Entities Only)
-----------------------------------------------------------------
2)   Check the Appropriate Box                   (a) [ X ]
      if a Member of a Group                     (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Citizenship or Place                                  Delaware
     of Organization
-----------------------------------------------------------------
Number of                                  5)   Sole Voting    7,842 shares
Shares Beneficially                              Power         of Common Stock
Owned by Each
Reporting Person
With
                                           -------------------------------------
                                           6)   Shared Voting
                                                 Power            -0-

                                           7)   Sole Disposi-  7,842 shares
                                                 tive Power    of Common Stock

                                           8)   Shared Dis-
                                                 positive Power   -0-


9)   Aggregate Amount Beneficially                             7,842 shares
      Owned by Each Reporting person                           of Common Stock

10)  Check if the Aggregate
      Amount in Row (9)
      Excludes Certain Shares

11)   Percent of Class
      Represented by                             0.1%
      Amount in Row (9)

12)   Type of Reporting
      Person                                                      OO

CUSIP No. 68554E 10 6                                          Page 5 of 9 Pages


                         Amendment No. 1 to Schedule 13G

          Reference is hereby made to the statement on Schedule 13G originally filed with the Securities and Exchange Commission on February 13, 2001 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

          The following items of the Schedule 13G are hereby amended and restated as follows:

Item 2(a)  Name of Person Filing:

                This statement is being filed by Domain Partners IV, L.P., a Delaware limited partnership ("Domain IV"), DP IV Associates, L.P., a Delaware limited partnership ("DP IV A"), and Domain Associates, L.L.C., a Delaware limited liability company ("DA") (together, the "Reporting Persons").

Item 2(c)  Place of Organization:

                Domain IV: Delaware
                DP IV A: Delaware
                DA: Delaware

Item 4 -        Ownership.

                (a)   Amount Beneficially Owned:

                Domain IV: 1,033,510 shares of Common Stock (including shares issuable upon exercise of warrants)
                DP IV A: 24,766 shares of Common Stock (including shares issuable upon exercise of warrants)
                DA: 7,842 shares of Common Stock

                (b)   Percent of Class:

                Domain IV: 7.6%
                DP IV A: 0.2%
                DA: 0.1%

                (c)   Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:

                Domain IV: 1,033,510 shares of Common Stock (including shares issuable upon exercise of warrants)
                DP IV A: 24,766 shares of Common Stock (including shares issuable upon exercise of warrants)
                DA: 7,842 shares of Common Stock

                (ii)  shared power to vote or to direct the vote: -0-

CUSIP No. 68554E 10 6                                          Page 6 of 9 Pages

                (iii) sole power to dispose or to direct the disposition of:

                Domain IV: 1,033,510 shares of Common Stock (including shares issuable upon exercise of warrants)
                DP IV A: 24,766 shares of Common Stock (including shares issuable upon exercise of warrants)
                DA: 7,842 shares of Common Stock

                (iv) shared power to dispose or to direct the disposition of: -0-


Item 8 - Identification and Classification of Members of the Group:

                See Exhibit 2.

CUSIP No. 68554E 10 6                                          Page 7 of 9 Pages

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           DOMAIN PARTNERS IV, L.P.
                                           By:  One Palmer Square Associates IV,
                                           L.L.C., General Partner

                                           By /s/ Kathleen K. Schoemaker
                                             -------------------------------
                                                       Managing Member


                                           DP IV ASSOCIATES, L.P.
                                           By:  One Palmer Square Associates IV,
                                           L.L.C., General Partner

                                           By /s/ Kathleen K. Schoemaker
                                             --------------------------------
                                                       Managing Member

                                           DOMAIN ASSOCIATES, L.L.C.


                                           By /s/ Kathleen K. Schoemaker
                                             --------------------------------
                                                       Managing Member


Date: January 29, 2002

CUSIP No. 68554E 10 6                                          Page 8 of 9 Pages

                                                                       EXHIBIT 1

                                  AGREEMENT OF
                            DOMAIN PARTNERS IV, L.P.,
                             DP IV ASSOCIATES, L.P.
                          AND DOMAIN ASSOCIATES, L.L.C.
                            PURSUANT TO RULE 13d-1(f)
                            -------------------------

          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                                           DOMAIN PARTNERS IV, L.P.
                                           By:  One Palmer Square Associates IV,
                                           L.L.C., General Partner

                                           By /s/ Kathleen K. Schoemaker
                                             -------------------------------
                                                       Managing Member


                                           DP IV ASSOCIATES, L.P.
                                           By:  One Palmer Square Associates IV,
                                           L.L.C., General Partner

                                           By /s/ Kathleen K. Schoemaker
                                             --------------------------------
                                                       Managing Member

                                           DOMAIN ASSOCIATES, L.L.C.


                                           By /s/ Kathleen K. Schoemaker
                                             --------------------------------
                                                       Managing Member


Date: January 29, 2002

CUSIP No. 68554E 10 6                                          Page 9 of 9 Pages
                                                                      EXHIBIT 2

                        Identification and Classification
                             of Members of the Group
                        ---------------------------------

          Domain Partners IV, L.P., DP IV Associates, L.P. and Domain Associates, L.L.C. are filing this statement on Schedule 13G as a group.

          Domain Partners IV, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates IV, L.L.C., a Delaware limited liability company.

          DP IV Associates, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates IV, L.L.C., a Delaware limited liability company.

          Domain Associates, L.L.C. is a Delaware limited liability company.